UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Milwaukee, Wisconsin
June 13, 2011

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation
Master Trust	$107,339,875	$95,635,569

Contributions receivable from Sensient Technologies Corporation:
Employer contributions	2,863,601	2,809,642
Notes receivable from participants	4,861,131	4,554,203
Total receivables	7,724,732	7,363,845

Net assets available for benefits at fair value	115,064,607	102,999,414

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(91,378)	212,178

Net assets available for benefits	$114,973,229	$103,211,592

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010
ADDITIONS:
Contributions:
Participants	$5,383,134
Sensient Technologies Corporation	2,863,601
Rollovers	376,218
Interest income on notes receivable from participants	281,189

Total additions	8,904,142

DEDUCTIONS:
Withdrawals and distributions	(13,477,030)
Administrative expenses	(27,148)

Total deductions	(13,504,178)

Investment income - equity in net income of Sensient Technologies Corporation Master Trust	16,361,673

Net additions	11,761,637

Net assets available for benefits:
Beginning of year	103,211,592

End of year	$114,973,229

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note A -	Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined-contribution plan sponsored by Sensient Technologies Corporation (the Company).  Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees can contribute a portion of their eligible compensation up to the maximum amount prescribed by law.  Employee contributions are 100% vested at all times.  The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year.  All Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service.  Company contributions made before January 1, 2003 previously were invested in common stock of the Company.  Effective January 1, 2007, these contributions can be diversified into the employee’s choice of funds.  Company contributions to the Plan were $2,863,601 for the year ended December 31, 2010.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $17,000 at December 31, 2010.

Effective January 1, 2010, the Plan was amended and restated.  The amendment permits participants to elect an in-service withdrawal on or after attaining age 59 ½ and provides that employees who are hired (or rehired) on or after January 1, 2010, are automatically enrolled in the Plan at 2% of their compensation pursuant to the Plan’s current terms and shall have their automatic deductions increase by 1% of compensation on each anniversary of their entry date until it reaches 4% of compensation, unless the employee elects a different contribution amount or elects not to participate in the plan.

The plan accepts Roth elective deferrals made on behalf of participants.  The participant’s Roth elective deferrals are allocated to a separate account maintained for such deferrals (the Roth Elective Deferral Account).

As of January 1, 2006, Company matching contributions allocable for Plan years beginning on or after January 1, 2006, shall be fully vested at all times.  Company matching contributions, allocable for Plan years beginning before January 1, 2006, vest at 20% per year of credited service with the Company or upon termination due to death or disability.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note A -	(continued):

Participants direct the investment of their account balance from both participant and employer contributions, except certain prior Company contributions previously noted, into various investment options offered by the Plan. The Plan currently offers nine equity mutual funds, one fixed income mutual fund, one money market fund, one common collective trust fund and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.  Participants that have account balances in the common collective trust fund are permitted to redeem funds on any business day; however the Plan is required to provide a one year redemption notice to liquidate its entire share in the common collective trust fund.

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000.  Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence.  Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter.  Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant.  Interest rates on loans outstanding at December 31, 2010 and 2009, ranged from 4.75% to 9.75%.

Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code (the Code), Treasury regulations and applicable law.

Note B -	Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination, participant accounts become fully vested.  The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note B -	(continued):

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the common collective trust fund consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the common collective trust fund is based on information reported by Fidelity at year-end.  The contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended certain of the disclosures required under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note C -	Sensient Technologies Corporation Master Trust:

The Plan’s investments, except notes receivable from participants, are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP).  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

Quoted market prices are used to determine the fair value of marketable securities.  Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value.  Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of  investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2010 and 2009 is as follows:

	2010	2009

Sensient Technologies Corporation common stock*	$61,469,281	$47,406,923
Mutual funds	80,923,148	73,185,248
Common collective trust fund	15,664,258	16,710,801

Net assets in Master Trust at fair value	158,056,687	137,302,972

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(127,365)	310,740

Net assets in Master Trust	$157,929,322	$137,613,712

Plan’s investment in Master Trust as a percent of total	67.91%	69.65%

*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note C –	(continued):

The net income of the Master Trust for the year ended December 31, 2010, is as follows:

2010

Dividends on Sensient Technologies Corporation common stock*	$1,271,247
Interest and other dividends	1,264,095
Net appreciation of investments based on quoted market prices	27,807,217

Net income of Master Trust	$30,342,559

Plan’s equity in net income of the Master Trust	$16,361,673

*Party-in-interest

During the year ended December 31, 2010, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2010

Sensient Technologies Corporation common stock*	$18,095,482
Mutual funds and Common collective trust fund	9,711,735

Net appreciation in fair value of investments – Master Trust	$27,807,217

*Party-in-interest

Note D –	Non-participant Directed Investments:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments.  Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2010	2009
Non-participant directed net assets:
Sensient Technologies Corporation common stock*	$15,461,662	$13,671,866

2010
Changes in non-participant directed net assets:
Dividends	$318,703
Net appreciation	3,665,478
Withdrawals and distributions	(2,188,127)
Forfeitures	(3,392)
Other	(2,866)

$1,789,796
*Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note E –	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 18, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note F –	Benefits Payable:

As of December 31, 2010 and 2009, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.

Note G –	Parties-in-Interest:

Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets, and therefore, some transactions qualify as party-in-interest transactions.  The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.  Fees paid by the Plan were $27,148 for the year ended December 31, 2010.

Note H –	Fair Value Measurements:

As of December 31, 2010 and 2009, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation common stock, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2010 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note H –	(continued):

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2010 and 2009:

December 31, 2010	Level 1	Level 2	Total

Sensient Technologies
Corporation Common Stock *	$61,469,281	$-	$61,469,281

Mutual Funds:
Equity	42,973,128	-	42,973,128
Balanced / Life cycle	25,444,023	-	25,444,023
Bond	4,788,069	-	4,788,069
International	4,427,457	-	4,427,457
Money market	3,290,471	-	3,290,471

Common collective trust fund	-	15,664,258	15,664,258

Total assets at fair value	$142,392,429	$15,664,258	$158,056,687

December 31, 2009	Level 1	Level 2	Total

Sensient Technologies
Corporation Common Stock *	$47,406,923	$-	$47,406,923

Mutual Funds:
Equity	38,338,672	-	38,338,672
Balanced / Life cycle	22,060,386	-	22,060,386
Bond	4,448,251	-	4,448,251
International	4,554,988	-	4,554,988
Money market	3,782,951	-	3,782,951

Common collective trust fund	-	16,710,801	16,710,801

Total assets at fair value	$120,592,171	$16,710,801	$137,302,972
* Party-in-interest

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2010	EIN 39-0561070

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	Participant Loans	Participant borrowings against their individual account balances, interest rates ranging from 4.75% to 9.75%, and varying maturity dates through 2030. (756 loans outstanding)	$-	$4,861,131

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 13, 2011	By:	/s/ John L. Hammond
	Name:	John L. Hammond
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm